EXHIBITS

Exhibit Number		Page
	Copy of the disclosure letter filed by PLDT Inc. with the Philippine Stock Exchange and Securities and Exchange Commission on November 3, 2026 in connection with the press release entitled “PwC appointed as PLDT’s new auditor.”	5

November 3, 2026

The Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention: Atty. Marigel B. Garcia

Head – Issuer Regulation Division

Securities & Exchange Commission

7907 Makati Avenue, Salcedo Village,

Barangay Bel-Air, Makati City

Attention: Atty. Oliver O. Leonardo

Director – Markets and Securities Regulation Department

Dear All:

Further to the PSE Form 4-9 and SEC Form 17-C that PLDT Inc. (“PLDT” or the “Company”) filed on November 2, 2026, we submit herewith the Company’s press release entitled “PwC appointed as PLDT’s new auditor.”

This submission shall serve as our compliance with the PSE Disclosure Rules and Section 17.1 of the Securities Regulation Code regarding the filing of reports on significant developments.

Very truly yours,

/s/Marilyn A. Victorio-Aquino

Marilyn A. Victorio-Aquino

Corporate Secretary

PLDT Inc.

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,316 As of September 30, 2026	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.
November 3, 2026

Date of Report (Date of earliest event reported)

2.
SEC Identification Number: PW-55

3.
BIR Tax Identification No. 000-488-793

4.
PLDT Inc.

Exact name of issuer as specified in its charter

5. Philippines 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 8250-0254

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.
Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

11. Item 9 (Other events)

Further to the PSE Form 4-9 and SEC Form 17-C that PLDT Inc. (“PLDT” or the “Company”) filed on November 2, 2026, we submit herewith the Company’s press release entitled “PwC appointed as PLDT’s new auditor.”

Pursuant to the requirements of the Securities Regulation Code, the Company has duly authorized and caused this Report to be signed on its behalf by the undersigned.

PLDT INC.

By:

/s/Marilyn A. Victorio-Aquino

Marilyn A. Victorio-Aquino

Corporate Secretary

November 3, 2026

PLDT pressrelease

PwC appointed as PLDT's new auditor

MANILA, Philippines, 3rd November 2026 – PLDT Inc. ("PLDT") (PSE: TEL) (NYSE: PHI) today announced the appointment of Isla Lipana & Co., the Philippine member firm of the PwC network ("PwC Philippines"), as its independent external auditor for financial statements prepared in accordance with Philippine Financial Reporting Standards (PFRS), effective November 2, 2026.

PwC Philippines is the country's oldest operating professional services firm. It was founded on 22nd June 1922 as White, Page & Co. and has operated as Isla Lipana & Co. since 2005. Its affiliation with PriceWaterhouse dates back to 1958, the longest of any audit firm in the Philippines.

The firm's assurance partners bring experience across Philippine Financial Reporting Standards, IFRS, U.S. GAAP, and Public Company Accounting Oversight Board (PCAOB) standards. They include telecommunications specialists who have supported audits under PCAOB standards through secondments with PwC firms in the United States, United Kingdom, Japan, and Finland.

PwC Philippines also has familiarity with PLDT. Under its former name, Joaquin Cunanan & Co., the firm was principal external auditor of the PLDT Group for the 1999 to 2001 financial years.

PLDT Investor Relations:

Jinggay Nograles

Email: PLDT_IR_Center@pldt.com.ph

About PLDT

PLDT is the Philippines’ largest integrated telco company. Through its principal business groups – from fixed line to wireless – PLDT offers a wide range of telecommunications and digital services across the Philippines’ most extensive fiber optic backbone, and fixed line and cellular networks.

PLDT is listed on the Philippine Stock Exchange (PSE: TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE: PHI). PLDT has one of the largest market capitalizations among Philippine-listed companies.

Further information can be obtained by visiting https://www.pldt.com/.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.
By : /s/Marilyn A. Victorio-Aquino Name : Marilyn A. Victorio-Aquino Title : Corporate Secretary Date : November 3, 2026